TUESDAY, NOVEMBER 25, 2014

Patrick Gilmore

Accounting Branch Chief

United States Security and Exchange Commission

Washington, DC 20549

Re:	PFSweb, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-28275

Dear Mr. Gilmore

In furtherance of Ms. Akst’s telephone conversation with our counsel yesterday, please allow this correspondence to confirm that PFSweb, Inc. will provide a response to your November 17, 2014 comment letter by December 16, 2014. In the event that additional time is needed to provide the response, PFSweb, Inc. will contact you by telephone prior to December 16, 2014. Thank you for your consideration with respect to this matter.

Best Regards,

/s/ Thomas J. Madden

Chief Financial Officier

PFSweb | www.pfsweb.com

p: 972.881.2900 x 2560